HiveTracks, Inc
Income Statement Overview
As of December 31, 2023
ACCRUAL
12/31/2023
HiveTracks, Inc

	Year To Date 12/31/2023
Subscription Revenue	
Revenue - Beekeepers Companion	19,214
Revenue - Nature Based Solutions	(4,130)
Revenue - Subscriptions - Commercial	72,660
Revenue - Subscriptions - Legacy	21,004
Total Subscription Revenue	108,747
Other Revenue	
Revenue - Miscellaneous	1,326
Total Other Revenue	1,326
Total Revenues	110,073
Direct Cost of Revenue	
Direct Software Expenses	258,970
Total Direct Cost of Revenue	258,970
Gross Profit	(148,897)
GM %	(136.9) %
Operating Expenses	
Salaries & Benefits Ops	
Compensation - Salary	124,376
Payroll Taxes	13,198
Benefits - Health Insurance	2,591
Payroll Administrative Fees	927
Total Salaries & Benefits Ops	141,092
General & Administrative Expenses	

Contractor Expenses	35,238
Meetings & Conferences	1,295
Marketing Expenses	4,016
Dues & Subscriptions	300
General Office Expense	179
Communication Expenses	817
Software - Computers Non-Capitalized	21,258
Utilities & Maintenance	4,210
Office Lease	15,000
Travel Expenses	6,668
Professional Fees - Legal, Accounting, Consulting	70,468
Business Insurance	2,843
Business Licenses & Taxes	1,859
Bank & Finance Fees	798
Other Expenses & Income	(4)
Total General & Administrative Expenses	164,946
Total Operating Expenses	306,038
EBITDA	(454,935)
EBITDA %	(418.3) %
Non-Operating Expenses	
Interest Expense/(Income)	40,653
Depreciation/Amortization	273
Total Non-Operating Expenses	40,926
Net Income	(495,860)
NI %	(456.0) %